Exhibit 99.1
FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

RIDGEWOOD PROVIDENCE POWER
PARTNERS, L.P.

December 31, 2005, 2004 and 2003
(As restated)

C O N T E N T S

Page

Report of Independent Certified Public Accountants	3

Financial Statements

Balance Sheets	4

Statements of Operations	5

Statement of Changes in Partners’ Equity	6

Statements of Cash Flows	7

Notes to Financial Statements	8 - 19

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Partners
Ridgewood Providence Power Partners, L.P.

We have audited the accompanying balance sheets of Ridgewood Providence Power Partners, L.P. (a Delaware limited partnership) as of December 31, 2005, 2004 and 2003, and the related statements of operations, changes in partners’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Providence Power Partners, L.P. as of December 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements as of and for the year ended December 31, 2003 have been restated as discussed in Note B to the financial statements.

/s/ GRANT THRONTON LLP
Edison, New Jersey
September 25, 2007

Ridgewood Providence Power Partners, L.P.

BALANCE SHEETS

December 31,
(in thousands)

ASSETS	2005	2004	2003
			(Restated)

Current assets
Cash and cash equivalents	$607	$699	$706
Restricted cash	-	-	757
Trade receivables	1,956	1,356	937
Due from affiliates	20	-	206
Other current assets	92	96	66

Total current assets	2,675	2,151	2,672

Plant and equipment, net	9,349	10,232	11,027
Electric power sales contract, net	2,460	3,064	3,667
Security deposit	405	300	-

Total assets	$14,889	$15,747	$17,366

LIABILITIES AND PARTNERS’ EQUITY

Liabilities
Accounts payable and accrued expenses	$270	$140	$142
Accrued royalties	409	357	222
Due to affiliates	1,233	1,049	760
Notes payable	-	-	867

Total liabilities	1,912	1,546	1,991

Commitments and contingencies

Partners’ equity	12,977	14,201	15,375

Total liabilities and partners’ equity	$14,889	$15,747	$17,366

The accompanying notes are an integral part of these statements.

Ridgewood Providence Power Partners, L.P.

STATEMENTS OF OPERATIONS

Year ended December 31,
(in thousands)

	2005	2004	2003
			(Restated)

Power generation revenue	$7,331	$7,457	$7,227
Renewable attribute revenue	4,014	4,177	804
Sublease revenue	571	571	554

Total revenues	11,916	12,205	8,585

Cost of revenues	8,934	8,949	6,936

Gross profit	2,982	3,256	1,649

Operating expenses (income)
General and administrative expenses	116	23	83
Other operating income	-	-	(163)

Total operating expenses (income), net	116	23	(80)

Income from operations	2,866	3,233	1,729

Other income (expense)
Interest income	8	1	9
Interest expense	(13)	(14)	(130)

Total other expense, net	(5)	(13)	(121)

Net income	$2,861	$3,220	$1,608

The accompanying notes are an integral part of these statements.

Ridgewood Providence Power Partners, L.P.

STATEMENT OF CHANGES IN PARTNERS’ EQUITY

Years ended December 31, 2003, 2004 and 2005
(in thousands)

Total
partners’ equity

Partners’ equity, January 1, 2003, as restated	$15,662

Cash distributions	(1,895)

Net income for the year, as restated	1,608

Partners’ equity, December 31, 2003, as restated	15,375

Cash distributions	(4,394)

Net income for the year	3,220

Partners’ equity, December 31, 2004	14,201

Cash distributions	(4,085)

Net income for the year	2,861

Partners’ equity, December 31, 2005	$12,977

The accompanying notes are an integral part of this statement.

Ridgewood Providence Power Partners, L.P.

STATEMENTS OF CASH FLOWS

Year ended December 31,
(in thousands)

	2005	2004	2003
			(Restated)

Cash flows from operating activities
Net income	$2,861	$3,220	$1,608
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,390	1,407	1,406
Reduction in rotable spare parts	97	27	(99)
Changes in assets and liabilities
Trade receivables	(600)	(419)	283
Other current assets	4	(30)	273
Security deposit	(105)	(300)	-
Accounts payable and accrued expenses	130	(2)	(71)
Accrued royalties	52	135	130
Due to/from affiliates, net	164	495	36

Total adjustments	1,132	1,313	1,958

Net cash provided by operating activities	3,993	4,533	3,566

Cash flows from investing activities
Capital expenditures	-	(36)	(5)

Cash flows from financing activities
Restricted cash	-	757	(7)
Cash distributions to partners	(4,085)	(4,394)	(1,895)
Repayments of notes payable	-	(867)	(955)

Net cash used in financing activities	(4,085)	(4,504)	(2,857)

Net (decrease) increase in cash and cash
equivalents	(92)	(7)	704

Cash and cash equivalents, beginning of year	699	706	2

Cash and cash equivalents, end of year	$607	$699	$706

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$13	$14	$130

The accompanying notes are an integral part of these statements.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE A - DESCRIPTION OF BUSINESS

In February 1996, Ridgewood Providence Power Partners, L.P. was formed as a Delaware limited partnership (the “Partnership”).  Ridgewood Providence Power Corporation, a Delaware corporation, is the sole general partner of the Partnership and is owned by Ridgewood Electric Power Trust III (“Trust III”) and Ridgewood Electric Power Trust IV (“Trust IV”), both Delaware business trusts (collectively, the “Trusts”).  The Trusts are also the limited partners in the Partnership and have a common Managing Shareholder, Ridgewood Renewable Power, LLC (“RRP”).  The Partnership shall continue to exist until April 1, 2036, unless terminated sooner by certain provisions of the Partnership Agreement.

In April 1996, the Partnership purchased substantially all of the net assets of Northeastern Landfill Power Joint Venture.  The assets acquired include a 13.8 megawatt capacity electrical generating station, located at the Central Landfill in Johnston, Rhode Island (the “Providence Project”).  The Providence Project includes nine reciprocating engine generator sets which are fueled by methane gas produced by and collected from the Central Landfill.  The electricity produced by the Providence Project is sold to New England Power Service Company (“NEP”) under a long-term electric power sales contract.

The cash distributions and profits and losses of the Partnership are allocated 1% to the general partner and 99% to the limited partners in accordance with their capital contribution (63.7% to Trust IV and 35.3% to Trust III).

NOTE B - RESTATEMENT OF FINANCIAL STATEMENTS

The Partnership has identified a series of adjustments, including proper recognition of renewable attribute revenue, amortization of the electric power sales contract, recognition of royalty expense and accounting for professional services, which have resulted in restatement of the previously issued financial statements for the year ended December 31, 2003.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE B (continued)

The following table represents the effects of the restatement adjustments upon the Partnership’s previously reported balance sheet and statement of operations as of and for the year ended December 31, 2003.

Balance Sheet
	December 31, 2003
		Adjustments
Assets	Previously reported	Reclass	Other adjustments		Restated
Current assets	$2,634	$5	$33	(A)	$2,672
Noncurrent assets	15,084	-	(390)	(B)	14,694

Total assets	$17,718	$5	$(357)		$17,366

Liabilities and partners’ equity

Current liabilities	$1,837	$5	$149	(C)(D)(E)	$1,991
Partners’ equity	15,881	-	(506)	(B)(D)	15,375

Total liabilities and partners’ equity	$17,718	$5	$(357)		$17,366

Statement of Operations

Revenues	$8,553	$-	$32	(A)	$8,585
Cost of revenues	6,024	713	199	(B)(C)(E)	6,936

Gross profit	2,529	(713)	(167)		1,649

Operating expenses (income)	647	(713)	(14)	(D)	(80)

Income from operations	1,882	-	(153)		1,729

Other income (expense), net	(121)	-	-		(121)

Net income	$1,761	$-	$(153)		$1,608

(A)	The Partnership did not recognize renewable attribute revenue properly in 2003. As a result, the Partnership increased trade receivables and renewable attribute revenue by $33 and $32, respectively.

(B)
Amortization of the electric power sales contract was not recognized over the proper useful life.  The Partnership recorded an adjustment by increasing amortization expense and accumulated amortization by $47 and $390, respectively, and decreasing beginning partners’ equity by $343.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE B (continued)

(C)	The Partnership did not recognize royalty expense properly in 2003. As a result, the Partnership increased royalty expense and accrued royalties by $127, respectively.

(D)
The Partnership overaccrued $14 and underaccrued $9 of accounting fees for the years ended December 31, 2003 and 2002, respectively.  The 2003 overaccrual was recorded as an adjustment to accrued expenses and general and administrative expenses.  The 2002 underaccrual increased accrued expenses and decreased beginning partners’ equity by $9.

(E)
The Partnership underaccrued operating expenses of $25 for the year ended December 31, 2003.  The underaccrual was recorded as an increase to cost of revenues and an increase to accrued expenses.

The Partnership restated 2002 amounts by decreasing partners’ equity as of January 1, 2003 by $352.  The following is the summary of adjustments recorded that were made to partners’ equity as of January 1, 2003: (a) understatement of accumulated amortization of electric power sales contract of $343 and (b) underaccrual of accounting fees of $9.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.     Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Partnership to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, the Partnership evaluates its estimates, including bad debts, intangible assets and recordable liabilities for litigation and other contingencies.  The Partnership bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, recoverable value of property, plant and equipment and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE C (continued)

2.	Cash and Cash Equivalents

The Partnership considers all highly liquid investments with maturities when purchased of three months or less as cash and cash equivalents.  Cash balances with banks as of December 31, 2005, 2004 and 2003 exceeded insured limits by $507, $599 and $606, respectively.  Restricted cash as of December 31, 2003 exceeded insured limits by $657.

3.	Trade Receivables

Trade receivables are recorded at invoice price in the period in which the related revenues are earned and do not bear interest.  No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customer.

4.	Revenue Recognition

Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the electric power sales contract.  Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available.  Final billings do not vary significantly from estimates.

Renewable attribute revenue is derived from the sale of the renewable portfolio standard attributes (“RPS Attributes”).  As discussed in Note H, qualified renewable electric generation facilities produce RPS Attributes when they generate electricity.  Renewable attribute revenue is recorded in the month in which the RPS Attributes are produced as the Partnership has substantially completed its obligations for entitled benefits, represented by the underlying generation of power within specific environmental requirements.

Sublease revenue is recorded monthly in accordance with the terms of the sublease agreement.

5.	Plant and Equipment

Plant and equipment, consisting principally of electrical generating equipment, are stated at cost less accumulated depreciation.  Major renewals and betterments that increase the useful lives of the assets are capitalized.  Repair and maintenance expenditures are expensed as incurred.  Upon retirement or disposal of assets, the cost and the related accumulated depreciation are removed from the balance sheets.  The difference, if any, between the net asset value and any proceeds from such retirement of disposal is recorded as a gain or loss in the statement of operations.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE C (continued)

The Partnership uses the straight-line method of depreciation over the estimated useful lives of the assets:

Power generation facility	20 years
Equipment	5 - 20 years
Vehicles	5 years

Rotable spare parts inventory primarily consists of parts and materials that are infrequently used in the Partnership’s operation.  An allowance is established for obsolesence on the basis of management’s review and assessment.

6.	Significant Customers

During 2005, 2004 and 2003, the Partnership’s two largest customers accounted for 81.8%, 81.2% and 84.2% of total revenues, respectively.

7.	Income Taxes

No provision is made for income taxes in the accompanying financial statements as the income or loss of the Partnership is passed through and included in the income tax returns of the partners.

8.	Fair Value of Financial Instruments

For the years ended December 31, 2005, 2004 and 2003, the carrying value of the Partnership’s cash and cash equivalents, trade receivables, accounts payable and accrued expenses, and notes payable approximates their fair value.

9.	New Accounting Standards and Disclosures

FIN 45

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No.  45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others.”  FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002.  The Partnership adopted FIN 45 during the fourth quarter of 2002 with no material impact to the financial statements.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE C (continued)

SFAS No.  154

In May 2005, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections.”  SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.”  This statement changes the requirements for the accounting for, and reporting of, a change in accounting principle and applies to all voluntary changes in accounting principle, as well as changes pursuant to accounting pronouncements that do not include transition rules.  Under SFAS No. 154, changes in accounting principle must be applied retrospectively to prior periods’ financial statements, or the earliest practicable date, as the required method for reporting a change in accounting principle.  The Partnership adopted SFAS No. 154 effective December 15, 2005, and accordingly restated the financial statements, as described in Note B.

NOTE D - PLANT AND EQUIPMENT

At December 31, 2005, 2004 and 2003, plant and equipment at cost and accumulated depreciation were:

	2005	2004	2003
			(Restated)

Power generation facility	$1,905	$1,905	$1,905
Equipment	14,032	14,032	13,996
Rotable spare parts	699	796	823
Vehicles	32	32	32

	16,668	16,765	16,756

Less: Accumulated depreciation	(7,319)	(6,533)	(5,729)

	$9,349	$10,232	$11,027

During the years ended December 31, 2005, 2004 and 2003, the Partnership recorded depreciation expense of $786, $804, and $803, respectively, which is included in cost of revenues.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE E - ELECTRIC POWER SALES CONTRACT

The Partnership is committed to sell all of the electricity it produces to NEP for prices as specified in the Power Purchase Agreement.  The agreement with NEP expires in the year 2020 and can be terminated by NEP under certain conditions in 2010.  As defined, the Prices are adjusted annually for changes in the Consumer Price Index through 2010, and become market prices thereafter.

A portion of the purchase price of the Providence Project was assigned by the Partnership to the electric power sales contract and is being amortized through its early termination date of 2010 (a period of approximately 14 years) on a straight-line basis.  At December 31, 2005, 2004 and 2003, the gross and net carrying amounts of the electric power sales contract were:

	2005	2004	2003
			(Restated)

Electricity power sales contract - gross	$8,338	$8,338	$8,338

Less: Accumulated amortization	(5,878)	(5,274)	(4,671)

Electricity power sales contract - net	$2,460	$3,064	$3,667

For the years ended December 31, 2005, 2004 and 2003, the Partnership recorded amortization expense of $603, which is included in cost of revenues.  The Partnership expects to record amortization expense during the next five years as follows:

Year ended
December 31,

2006	$603
2007	603
2008	603
2009	603
2010	48

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE F - NOTES PAYABLE

The Partnership did not have any outstanding debt at December 31, 2005 and 2004.  At December 31, 2003, the Partnership owed $867 under senior collateralized non-recourse notes which were due in monthly installments of $91, including interest at 9.6%.  Although the final payment was due on October 15, 2004, the Partnership made a payment of $813 on February 13, 2004 to pay off the remaining balance of the note.  The final payment consisted of cash and the transfer of the balance in the restricted debt service fund at February 13, 2004.  The notes provided for additional interest equal to 5% of the annual net cash flow of the Partnership, as defined.  No additional interest was due.  Prior to their retirement, the notes were collateralized by a leasehold mortgage on substantially all of the assets of the Partnership.  The loan agreement also required a funded debt service reserve.  At December 31, 2003, the cash balance in the restricted debt service reserve was $757, which was used as part of the 2004 repayment.

NOTE G - LANDFILL LEASE AND SUBLEASE

The Partnership leases its site on the Central Landfill, located in Johnston, Rhode Island from Rhode Island Resource Recovery Corporation (“RIRRC”) under a lease which expires in 2020 and can be extended for an additional 10 years by mutual agreement of the parties under certain conditions.  The lease requires the Partnership to pay a contingent rent in the form of a royalty equal to 15% of net revenue, as defined, until 2006.  For subsequent years, the royalty is 15% of net revenues for each month in which the average daily kilowatt hour production is less than 180,000, and 18% of net revenues for each month in which the average daily kilowatt hour production exceeds 180,000.  For the years ended December 31, 2005, 2004 and 2003, royalty expense relating to the RIRRC lease amounted to $1,090, $1,102, and $1,069, respectively.  The royalty expense has been included in the cost of revenues in the statements of operations.

The Partnership subleases a portion of the Central Landfill to the Central Gas Limited Partnership (“Gasco”), an unaffiliated entity.  Gasco operates and maintains a portion of the landfill gas collection system and supplies landfill gas to the Providence Project.  The sublease agreement is effective through December 31, 2010 and provides for the following:

Sublease Revenue - Effective January 1, 2001, Gasco is to pay the Partnership an annual amount equal to the product of $45 (adjusted annually for inflation from January 1, 2001) times the assumed output capacity of each original engine generator set in megawatts installed and operated by the joint venture.  The Partnership recognized sublease revenue of $571, $571 and $554 for the years ended December 31, 2005, 2004 and 2003, respectively.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE G (continued)

Fuel Expense - The Partnership is to purchase all the landfill gas produced by Gasco and pay Gasco on a monthly basis approximately $.05 to $.005 per kilowatt hour based on the kilowatt hours generated.  The price is adjusted annually for changes in the Consumer Price Index, as defined.  Purchases from Gasco for the years ended December 31, 2005, 2004 and 2003 amounted to $1,008, $1,020, and $993, respectively.  Fuel expenses have been included in the cost of revenues in the statements of operations.

NOTE H - RENEWABLE ATTRIBUTE REVENUE

In 1997, Massachusetts enacted the Electric Restructuring Act of 1997 (the “Restructuring Act”).  Among other things, the Restructuring Act requires that all retail electricity suppliers in Massachusetts (i.e., those entities supplying electric energy to retail end-use customers in Massachusetts) purchase a minimum percentage of their electricity supplies from qualified new renewable generation units powered by one of several renewable fuels, such as solar, biomass or landfill gas.  Beginning in 2003, each such retail supplier must obtain at least one (1%) percent of its supply from qualified new renewable generation units.  Each year thereafter, the requirement increases one-half of one percentage point until 2009, when the requirement equals four (4%) percent of each retail supplier’s sales in that year.  Subsequent to 2009, the increase in the percentage requirement will be determined and set by the Massachusetts Division of Energy Resources (“DOER”).

On January 17, 2003, the Partnership received a “Statement of Qualification” from the DOER pursuant to the renewable portfolio standards (“RPS”) adopted by Massachusetts.  Since the Partnership has now become qualified, it is able to sell to retail electric suppliers the RPS Attributes associated with its electrical energy.  Retail electric suppliers need to purchase RPS Attributes associated with renewable energy and not necessarily the energy itself.  Thus, electrical energy and RPS Attributes are separable products and need not be sold or purchased as a bundled product.  Retail electric suppliers in Massachusetts will then use the purchase of such RPS Attributes to demonstrate compliance with the Restructuring Act and RPS regulations.

During 2004, the Partnership became qualified to sell RPS Attributes in Connecticut under a similar RPS program, except that the Connecticut program does not have a “vintage” prohibition, which in Massachusetts disqualifies the amount of a facility’s generation measured by its average output during the period 1995 through 1997.  Thus, the Partnership can sell the 86,000 megawatt hours (“MWhs”) that are ineligible under Massachusetts standards into the Connecticut market.  During 2004, the Partnership sold its “vintage” RPS Attributes pursuant to agreements with various power marketers.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE H (continued)

Similar agreements have committed the Partnership to sell its 2005 and 2006 “vintage” RPS Attributes to such designated parties at certain fixed quantities and prices.  Pursuant to the terms of the agreement, the Partnership is only required to deliver the specified RPS Attributes it generates and is not obligated to produce, nor is it subject to penalty if it is unable to produce, contracted quantities.

NOTE I - ROYALTY EXPENSE

On August 1, 2003, the Partnership entered into an Environmental Attribute Agreement with RIRRC and Ridgewood Gas Services, LLC (“RGS”), an affiliate of the Partnership that provides management services to RIRRC.  Pursuant to the terms of the agreement, the Partnership is required to pay certain royalties to RIRRC and RGS which are derived from the sale of RPS Attributes and are the only direct costs of the renewable attribute revenue.  The term of the agreement coincides with the Central Landfill lease agreement, which expires in 2020 and provides for an extension of an additional ten years.  During the years ended December 31, 2005, 2004, and 2003, the Partnership recognized royalty expense of $1,181, $1,245 and $127, respectively, related to this agreement which is included in cost of revenues in the accompanying statements of operations.  The royalty expenses recognized above include 50% of royalty expenses to RGS for each of the years ended December 31, 2005, 2004 and 2003.

NOTE J - RELATED PARTY TRANSACTIONS

Under an Operating Agreement with the Trusts, Ridgewood Power Management LLC (“Ridgewood Management”), an entity related to the Managing Shareholder of the Trusts through common ownership, provides management, purchasing, engineering, planning and administrative services to the Partnership.  Ridgewood Management charges the Partnership at its cost for these services and for the allocable amount of certain overhead items.  Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by Ridgewood Management.  During the years ended December 31, 2005, 2004 and 2003, Ridgewood Management charged the Partnership $500, $439 and $452, respectively, for overhead items allocated in proportion to the amount invested in projects managed, which is included in cost of revenues in the accompanying statements of operations.  Ridgewood Management also charged the Partnership for all of the remaining direct operating and non-operating expenses attributable to the activities of the Partnership incurred during the periods. These charges may not be indicative of costs incurred if the Partnership were not operated by Ridgewood Management.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE J (continued)

The Partnership records short-term payables and receivables from other affiliates in the ordinary course of business.  The amounts payable and receivable with the other affiliates do not bear interest.  At December 31, 2005, 2004 and 2003, the Partnership had outstanding receivables and payables with the following affiliates:

	Due from			Due to
	2005	2004	2003	2005	2004	2003
			(Restated)			(Restated)

Ridgewood Management	$-	$-	$-	$167	$291	$2
RRP	-	-	-	-	-	98
Trust III	-	-	-	349	461	575
Trust IV	-	-	206	628	208	-
Other affiliates	20	-	-	89	89	85

	$20	$-	$206	$1,233	$1,049	$760

NOTE K - OTHER INCOME

During the first quarter of 2002, the Partnership experienced the failure of one of its engines.  The Partnership submitted a claim with its insurance carrier for the replacement of the engine and lost profits as a result of the business interruption it experienced.  For the year ended December 31, 2003, the Partnership recorded $160 of other operating income as a result of its claim.

NOTE L - COMMITMENTS AND CONTINGENCIES

The Partnership and several of its affiliates have an agreement with a power marketer for which they are committed to sell a portion of their RPS Attributes derived from their electric generation.  The agreement provides such power marketer with six separate annual options to purchase such RPS Attributes from 2004 through 2009 at fixed prices, as defined.  If the Partnership and its affiliates fail to supply the required number of RPS Attributes, penalties may be imposed.  In accordance with the terms of the agreement, if the power marketer elects to exercise an annual option and the Partnership and its affiliates produce no renewable attributes for such option year, the Partnership and its affiliates face a maximum penalty, which is adjusted annually for the change in the consumer price index, among other things, of approximately $3,300, measured using current factors, for that option year and any other year in which an option has been exercised and no renewable attributes have been produced.  Pursuant to the agreement, the Partnership is liable for 8% of the total penalty.  In the fourth quarters of 2006 and 2005, the power marketer notified the Partnership and its affiliates that it has elected to purchase the output for 2007 and 2006, respectively, as specified in the agreement.  In 2004, the Partnership incurred a penalty of approximately $4 for the shortfall in production of RPS Attributes.  In 2006, 2005 and 2003, the Partnership satisfied and delivered RPS Attributes as prescribed in the agreements and therefore no penalties were incurred.

Ridgewood Providence Power Partners, L.P.

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2005, 2004 and 2003
(dollar amounts in thousands)

NOTE L (continued)

As part of the RPS Attribute agreements, the Partnership has assigned and pledged its receivables derived from a portion of its renewable attribute revenue to the power marketer as well as deposited $300 with the power marketer during 2004.  In addition to the current security deposit, the Partnership deposited an additional $105 with the power marketer in 2005. The affiliates of the Partnership that are parties to the agreement have also deposited amounts with the power marketer in proportion to their obligations under the agreement.